Mail Stop 0303

April 5, 2005

VIA FACSIMILE:  (213) 625-0248
James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

Re:	Calprop Corporation
	Schedule 14D-9 - File No. 005-08357 filed March 25, 2005
	Schedule 13E-3 - File No. 005-08357, filed March 25, 2005
	Schedule TO-T - File No. 005-08357, filed March 25, 2005

Dear Mr. Walther:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you identify Messrs. Zaccaglin and Curci as "persons . . . joined in the filing of Purchaser`s Schedule 13E-3", on page 20 of your offer to purchase. They are also listed as bidders on the Schedule TO-T. Since they are engaged in this going private transaction, please add these individuals as filing persons to the Schedule 13E-3 and identify them as filing persons in the forefront of the offer to purchase (the first mention of them as filing persons appears on page 20 of the document). Further, you should make clear and unequivocal statements that Messrs. Zaccaglin and Curci considered the fairness of the Rule 13E-3 transaction to unaffiliated security holders and that they believe that the transaction is fair to unaffiliated security holders. Each filing person must provide their own analysis or, if none was performed by such filing person, expressly adopt the analysis of the board of directors as its own. Please see Item 1014 of Regulation M-A and its Instructions for additional guidance. With respect to the required fairness determination of each filing person, we note your statement on page 20 of the offer to purchase that "[a]ll statements in this document made by Purchaser are made by the Purchaser filing persons as well." However, as indicated above, to the extent any filing person did not independently analyze the fairness of the transaction, he or she must expressly adopt both the finding of fairness, as well as the analysis, of another filing person.

2. See comment 1 above. As an affiliate of Calprop Corp. and the bidder in this tender offer, NewCal Corporation must also be added as a filer on the Schedule 13E-3. As discussed above, revise the offer to purchase to ensure that each filing person engaged in this going private transaction has individually provided all of the disclosure required by Schedule 13E-3.

3. See comments 1 and 2 above. We note that Calprop Corp. has filed a Schedule 14D-9 in which it recommends that shareholders tender into the offer by its affiliate. In our view, recommending an offer that has a going private effect requires that the subject company itself be included as a filer on the Schedule 13E-3. See Question 2 in Subsection K of the Third Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). As discussed in comments 1 and 2 above, for each filing person you add on the Schedule 13E-3, you must ensure that all of the disclosure required by that Schedule is provided.

4. Please supplementally provide your analysis as to why the family members of Messrs. Zaccaglin and Curci who currently own shares of Calprop which they will contribute to Purchaser in exchange for common stock of Purchaser are not engaged in this going private transaction. In the alternative, add those persons as filers on the Schedule 13E-3 and consider whether they are also bidders in the tender offer. Your analysis should address those persons and entities who are parties to the Shareholders Agreement filed as Exhibit (a)(2) to the Schedule TO, and anyone else who may have an equity interest in Purchaser going forward. For guidance, see "Identifying the Bidders in a Tender Offer" in Section II.D.2 of the Division of Corporation Finance`s "Current Issues and Rulemaking Projects" Outline (November 2000), available on our web site at www.sec.gov.

5. We note that you will follow this tender offer by a "squeeze out" merger of remaining unaffiliated shareholders. Given the existing affiliation between the Purchaser and Calprop Corp. before the Offer, you may not rely on the Rule 13e-3(g)(1) exception for the Merger. Discuss in your response letter how you will comply with the timing, dissemination and disclosure requirements of Rule 13e-3 and Schedule 13E-3 as to the Merger. Alternatively, revise the offer to purchase to address both the fairness of the Offer and the subsequent Merger. For example, the "Factors Relating to Fairness" section addresses only the fairness of the Offer, and some of the factors listed there do not apply to the Merger. Please be sure to address both substantive and procedural fairness as required by
Item 1014 of Regulation M-A.

6. We note that Mr. Zaccaglin filed a Schedule TO on December 14,
2004 that constituted an amendment to the Schedule 13D previously filed by Mr. Zaccaglin with respect to the common stock. It appears that Mr. Zaccaglin`s original Schedule 13D was filed in January 2004. We note that Mr. Zaccaglin and other affiliates have received equity in Calprop over the years in exchange for loans and loan guaranties. In view of these equity issuances to him, please review all relevant acquisitions, dispositions and other events relating to his share ownership in Calprop, and explain supplementally why the filing of only one initial beneficial report and one amendment was appropriate for Mr. Zaccaglin; given the chain of events leading up the filing of the Schedule 13E-3. In this regard, it appears that a beneficial ownership report should have been filed to reflect the existence of the group. We may have additional comments.

7. Please tell us why a Schedule 13D has not yet been filed by the parties to the Shareholders Agreement. It appears that at the latest, a group was formed on December 14, 2004, when the press release relating to the current transaction filed by Mr. Zaccaglin mentions "other existing Calprop stockholders." See Regulation 13d-5(b)(1) of the Exchange Act. We address this comment to you because we have asked that the parties to the Shareholders Agreement be included on the Schedule 13E-3.

Financial Statements

8. We note that your financial statements contained in Calprop`s Form 10-K and each of the March, June, and September 2004 Forms 10-Q/A are incorporated into the Schedule TO by reference. Although you may incorporate by reference to disclosure contained in other filings with the SEC, you must provide the summary financial information required by Item 1010(c) of Regulation M-A in the disclosure document disseminated to shareholders in connection with this going private transaction. Please see Instruction 1 to Item
13 of Schedule 13E-3, Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001).

Offer to Purchase - General

9. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure throughout your document states that the special committee and the board determined that the reverse stock split was fair to the "public stockholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by
Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

10. Where a transaction will impact different subsets of shareholders differently, the fairness determination required by
Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Revise the disclosure throughout this information statement to separately address fairness to those shareholders being cashed out in the reverse stock split, and fairness to those who will remain as shareholders in a private company. We note that pursuant to the anticipated merger, remaining shareholders will be cashed out.

Table of Contents, page i

11. Please correct the page references to each section listed.

Summary Term Sheet, page 1

12. The Summary Term Sheet is intended to provide a brief summary, in bullet point form, of the most material terms of the Offer. It should not present verbatim or at length information that appears elsewhere in the disclosure document. We are concerned that several of the most important sections in your Summary Term Sheet include lengthy information not related to the subject heading. For example, the subsection entitled "What are the principal conflicts of interest raised by the Offer...? is over a page and a half long and includes seemingly unrelated information about the selection of the fairness advisor in the first two paragraphs on page 7. Similarly, the subsection "Why do you believe the Offer Price is fair? On page
2 is itself almost a full page long, yet doesn`t provide the fairness determination as to each filing person. Consider revising and reorganizing the Summary Term Sheet section so that it describes the most material terms of the Offer only and is organized in a clear and concise manner.

Why do you believe the Offer Price is Fair?, page 2

13. This section should specifically and clearly address each filing person`s belief as to the fairness of the Offer.
14. Please disclose Mr. Zaccaglin`s "involvement in the identification of potential advisory firms to be engaged by Calprop" here. We note your disclosure on page 23 and have a corresponding comment, below.

What are the most significant conditions to the Offer?, page 4

15. All offer conditions other than those related to governmental approvals necessary to consummation of the offer must be satisfied or waived as of the expiration date, not the date tendered shares are accepted for payment. Please revise the language to the contrary here (in the second paragraph of this section). Please note that it is inconsistent with our position expressed above, and also with disclosure in the "Conditions" section later in the offer to purchase.

Will this tender offer by followed by a merger if all the Calprop
Shares are not tendered in response to the Offer?, page 5

16. Consider whether you should discuss your plans for a "back end" merger if you waive the 90% Condition. That is, will you proceed with a merger anyway?

17. Clarify whether an actual written merger agreement exists, and if not, discuss the potential consequences. For example, you refer to Purchaser`s "current plan" to conduct a back end merger, but if no written agreement exists, could that plan change? Briefly summarize the material conditions to the Merger, and refer to a place later in the offer materials where those conditions are described in greater detail.

What are the principal conflicts of interest raised by the Offer and what is being done about them?, page 6

18. In this section, disclose the percentage interest each individual filing person on the Schedule 13E-3 will have in NewCal going forward. This information should be provided for all existing filers and those you add in response to comments.

19. We note the disclosure on page 39 that after the Offer and Merger, Messrs. Zaccaglin and Curci may contribute real estate projects they have or will acquire to Calprop. Prominently discuss here their plans, and the fact that Calprop`s net operating losses will be available to reduce the federal and state income taxes for such projects, benefiting only affiliates who retain an interest in Purchaser.

Special Factors
Background of the Offer, page 12
Consideration of Privatization Transactions, page 17

20. We note that Duff & Phelps was engaged as an independent financial advisor by the board of directors on August 30, 2004 to assist the board in its consideration of a proposed privatization transaction for Calprop. Duff & Phelps was then retained by the Special Directors Committee on January 14, 2005. Did the Special Directors Committee give any consideration to potential conflict of interest of Duff & Phelps? The financial advisor had been advising the board of directors for four and a half months at the point in time that the Committee retained the financial advisor. Disclose the contact Mr. Zaccaglin had during these four and a half months with Duff & Phelps. What consideration of this contact did the Committee give to the "independence" of the financial advisor? Explain the impact or potential impact of Duff & Phelps prior engagement by the board of directors on its work for the Committee in connection with assessing the fairness of this transaction.

21. Please revise to explain the course of events between June 1, 2004, when Mr. Zaccaglin again raised the possibility of taking Calprop private, and January 8, 2005, when the Special Directors Committee was appointed. Other than the engagement of Duff & Phelps in August 2004, there is no explanation of what occurred in the interim.

22. Given the recent turn over in your board of directors before and during the time this transaction was being considered, expand to identify the members of the board when certain key events associated with the going private transaction occurred. For example, when the board engaged Duff & Phelps as a financial advisor in August 2004, what individuals participated in this decision? Was
Mr. Zaccaglin, as the affiliate proposing to acquire the company, involved?

23. See the last two comment above. Your revised disclosure should specify when the decision to pursue a going private transaction was made. For example, the current disclosure indicates that Mr. Zaccaglin proposed purchasing the company, and that the Committee was formed to "discuss" the transaction with Mr. Zaccaglin. When did the actual analysis of whether to pursue a going private occur? What factors were considered and why did the board and/or the Committee pursue the course it did?

24. Revise to more specifically describe the terms of engagement of Duff & Phelps by the board in August 2004. What "financial advisory" services was it hired to provide? For example, your expanded disclosure should address whether Duff & Phelps was engaged to consider alternatives to going private, a price at which a Rule 13e-3 transaction could be affected, to identify potential acquirors for the company, etc.

25. Please identify the entities and individuals referenced in your disclosure, including legal counsel for Duff & Phelps on January 14, 2005, the financial consultant to Calprop on January 20, 2005, and the long time stockholder of Calprop, met with on January 21, 2005. Is the local counsel for Duff & Phelps on February 2, 2005 the same as their "legal counsel" from January 14?

26. See the last comment above. State when the "prior efforts to locate potential investors in Calprop" occurred. In addition, provide your analysis as to why oral or written reports generated by the "financial consultant" referenced above are not reports within the meaning of Item 1015 of Regulation M-A. We may have additional comments.

27. Please detail Mr. Curci`s involvement in the decision to consider and ultimately adopt Mr. Zaccaglin`s going private transaction proposal.

28. Provide more details about the February 4, 2005 meeting between the Committee and Mr. Zaccaglin. For example, specify the alternative transactions proposed by the Committee other than a tender offer without a back end merger. Clarify whether, when the Committee told Mr. Zaccaglin it would consider a "range of values" for Calprop`s common stock, it actually provided figures that would be acceptable.

29. Disclose Duff & Phelps` analysis of Mr. Zaccaglin`s offer at the February 8, 2005 meeting with the Committee. What factors were considered by Duff & Phelps and the Committee in determining to contact Mr. Zaccaglin and discuss the possibility of increasing
Mr. Zaccaglin`s original proposed tender offer price? Please describe the weight given to each factor.

30. See the last comment above. What other considerations, besides the analysis of Duff & Phelps, caused the Committee to seek a higher price after its February 8, 2005 meeting?

31. What factors did the Committee discuss with Mr. Zaccaglin regarding the possibility of increasing the original proposed tender offer price? In detail, please disclose the Committee`s consideration of the benefit of the company`s net operating losses to the Purchaser and affiliates post-transaction. We note that on page 32 Duff & Phelps states that the Committee did consider the value of the NOLs to the control shareholders during the course of the Committee`s negotiations and analysis of the offer and merger.

32. What was discussed between the Committee and Mr. Zaccaglin at the February 12, 2005 meeting?

33. Specify, if true, that Duff & Phelps` opinion as of February
23, 2005 was regarding the offer of $0.65 per share.

34. What "information" did the Committee develop that it considered during the course of its work? What specifically about the Duff & Phelps` analyses and opinion and the information developed by the Committee led the Committee to approve Mr. Zaccaglin`s revised proposal?

Factors Relating to Fairness, page 20

35. Please clarify, if true, that the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A. We note your statement that the offer is conditioned upon the "Public Stockholder Condition", which requires that a majority of Calprop`s public stockholders elect to accept the Offer, but this is a different concept than that articulated by the Rule.

36. Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule
13E-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c),
(d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the board`s analysis of this transaction. Please expand to address.

37. We note your statement that your section entitled "factors relating to fairness" is "not intended to be exhaustive." Please conform your disclosure to comply with the requirement that the material factors upon which the belief of fairness is based is discussed herein.

Reports, Opinions and Appraisals, page 22

38. We note that Mr. Spiro resigned from his positions as officer and directors of Calprop on August 26, 2004 and that Mr. Duvall, was a director of Calprop from March 31, 1999 until his resignation effective November 2, 2004. Further, the Rule 13e-3 transaction was proposed to the board of directors in June 2004. Confirm to us, in a supplemental response, if true, that neither of these two directors, nor any other director, dissented to or abstained from voting on the Rule 13e-3 transaction at any time any such director had the opportunity to do so. If any such dissention or abstention occurred, you should identify the director, and indicate, if known, after making reasonable inquiry, the reasons for the dissent or abstention.

See Item 1014(a) of Regulation M-A.

39. We note that considering the relationships of the inside parties and related directors, the directors of Calprop concluded that it would be appropriate and desirable for Calprop to engage an independent financial advisory firm to advise the board of directors regarding the fairness to Calprop`s public stockholders of a price that Mr. Zaccaglin might propose to be paid for the Calprop Shares held by Calprop`s public stockholders. Further, Mr. Zaccaglin abstained from the selection of the financial advisor. Disclose, why then, Mr. Zaccaglin himself contacted the financial advisory firms and requested proposals from these firms to serve as an "independent" financial advisor to the Calprop board of directors. Apparently, such independence was meant to be from Zaccaglin and his affiliates. Did the board consider the possibility that an "independent" director should have the initial contact with the financial advisor? Why did it elect to assign this responsibility to Mr. Zaccaglin? Please discuss.

40. See the last comment above. Describe Mr. Zaccaglin`s involvement in selecting the financial advisor, at the time when the three firms presented written proposals to the Calprop board of directors, including evaluating descriptions of their experience and specific proposals of the terms for their engagement by Calprop. We note that Mr. Zaccaglin abstained from the ultimate vote, but it appears that he was included on the board and present for the consideration of the three financial advisors considered.

Fairness Opinion of Duff & Phelps, page 23

41. Clarify whether the fairness finding of Duff & Phelps addressed the fairness of the price to unaffiliated shareholders.
If not, explain here or where appropriate in the disclosure document, how the board analyzed the fairness finding of Duff & Phelps, addressed to public shareholders generally, to arrive at a finding of fairness as to the unaffiliated shareholders as a distinct and separate group. In this regard, the transaction will obviously have a different impact on unaffiliated shareholders than affiliates.

42. Supplementally provide, with a view to possible future disclosure, the "internal trial balance financial report as of December 31, 2004" used by Duff & Phelps in analyzing the fairness of the Offer.

43. The fourth bullet point on page 26 refers to a "detailed 2005 monthly cash flow projection" provided to Duff & Phelps and used in its analysis. These and all other projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials.

44. The eleventh bullet point on page 26 mentions a report dated June 1, 2004 and prepared by Wilshire Consultants, LLC, regarding an "operational review" of Calprop. We also note the disclosure in the "Special Factors" section that on that date, Mr. Zaccaglin revived the possibility of taking Calprop private. Please provide the Wilshire Consultants report to us supplementally. In your response letter, tell us why you believe this report should not be described in the offer to purchase, pursuant to Item 1015 of Regulation M-A. Alternatively, file the report as an exhibit to the Schedule 13E-3 and describe it in considerable detail. This revised disclosure should of course indicate who engaged Wilshire Consultants and when.

45. Refer to the last bullet point on page 26. What other "studies and analyses" did Duff & Phelps prepare? All such "reports" are encompassed within Item 1015 of Regulation M-A and should be described in detail in the offer to purchase.

Net Asset Value, page 28

46. Disclose Duff & Phelps` analysis of the value of Calprop`s significant net operating loss carryforwards that a related party buyer, as contemplated in this Rule 13e-3 transaction, may be able to realize from the NOLs in this transaction. How would this information affect the analysis of a net asset value?

Winkler Acres, page 30

47. Please update the information regarding the expected payment of $5.4 million, expected in March 2005.

Valuation of Net Operating Loss, page 31

48. Please include a range of the possible total dollar amount of the NOLs to the control shareholders.

49. Explain why Duff & Phelps "performed its analysis using the value of the NOLs to a buyer in a change of control transaction . . . and .. . did not include the value to the Control Shareholders in its financial analysis." We note that you state that such practice is "consistent with its practice in other similar transactions." Please explain such statement.

50. Describe Duff & Phelps presentation to the Special Directors Committee of the value of the NOLs to the Control Shareholders and the consideration of same by the Committee during the course of its negotiations and in its analysis of the Offer and the Merger.

Transaction Premium Analysis, page 33

51. Disclose how the 34 public-to-private transaction and four transactions of companies in the real estate development industry occurring from January 1, 2004, through January 31, 2005 were selected for analysis. What made such transactions similar or different to and from, respectively, the current transaction? We note your statement on page 27 that due to the nature of Calprop`s business, lack of earnings, and the lack of comparable public companies, Duff & Phelps determined that certain common valuation methodologies, including a comparable public company analysis and comparable sale transaction analysis, were not useful. Please distinguish the type of comparison performed from those that you found to be not useful.

52. Disclose whether or not Duff & Phelps considered net book value, going concern value, and liquidation value. If Duff & Phelps did not consider these factors, please explain why not. See
Instruction 2 to Item 1014 of Regulation M-A.

Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters, page 34

53. Please state the reason for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. We note that the company has been in the same financial situation for a substantial length of time.

54. Your description of the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences, must include a reasonably detailed description of both the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. We do not find any disclosure on the negative consequences to the unaffiliated security holders. At minimum, it would seem that the loss of participation in any future NOLs, would be a detriment of the transaction to such unaffiliated security holders. Such detriment should be quantified.

55. Because this statement is filed by an affiliate of the subject company, the "effects" description required by paragraph (d) of
Item 1013 of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Revise the disclosure on page 38 to provide the required information for each affiliate filing person individually.

56. Explain why the Purchaser filing persons are not willing to make the required equity investment in the company if it remains a public company. What specific risks do they believe are associated with providing additional financing for Calprop as a public company that are not present if it is no longer publicly held?

The Tender Offer
Terms of the Offer, page 46

57. Please describe the circumstances in which the purchaser would be unable to purchase or pay for Calprop Shares, but that the depositary may retain the shares on behalf of the purchaser. This seems inconsistent with the Rule 14e-1(c) requirement that the bidder pay the consideration offered or return the shares promptly. Further, please clarify this disclosure under your Section 9 Withdrawal
Rights, page 54.

Acceptance for Payment and Payment for Calprop Shares, page 49

58. Please revise your disclosure to state that any tendered shares not purchased for any reason will be returned promptly following the expiration, termination or withdrawal of the Offer, pursuant to Rule 14e-1(c).

Source and amount of Funds, page 58

59. Purchaser will fund the purchase of tendered shares through a loan from Mr. Zaccaglin. Provide the disclosure required by Item 1007(d) of Regulation M-A with respect to any loan agreement relating to his funding of the Offer, and file any written agreement pursuant to Item 1016(b). If there is no written agreement or formal commitment from Mr. Zaccaglin, this fact should be disclosed where appropriate in the offer materials.

Certain Conditions of the Offer, page 60

60. We note your statement that you may delay the acceptance for payment of and amend or terminate the Offer as to any Calprop
Shares not then paid for, "if at any time before the expiration date of The Offer" there shall not have been validly tendered a sufficient number of such shares to satisfy the Minimum Conditions. Wouldn`t you have to wait until the expiration date to determine whether such condition has been met? As currently drafted your disclosure states that if on day two of the offer, the Minimum Conditions had not been me, you could terminate the Offer. Is that your intent?

61. On page 61 you refer to "the commencement of a war, armed hostilities or other international or national calamity, including without limitation incidents of terrorism, directly or indirectly involving or affecting the United States. . . ."  Given the
current situation in Iraq and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. For example, would such condition be triggered when any of these events may reasonably be expected to have a material adverse effect on your business?

62. In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the third paragraph on page 63, the phrase "regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

63. We note the determination regarding the satisfaction or waiver of the offer conditions will be within the "sole judgment" of the purchasers. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction or waiver of the conditions in the "sole judgment" of the purchasers may be deemed the equivalent of a waiver of the condition which may require that at least five business days remain in the offer. Please revise all references to waiver or satisfaction of the conditions in the "sole judgment" or "sole discretion" of the purchasers to remove any such implication. For example, include objective criteria, such as a standard of reasonableness, upon which waiver or satisfaction of the conditions may be determined instead of the standard that is currently included.

Schedule 14D-9

64. The comments above are addressed to the disclosure in the offer to purchase. To the extent that any comment applies to the disclosure provided in the Schedule 14D-9 for Calprop Corp., please make corresponding changes there.

65. The board of directors may rely on the analysis and conclusion of fairness made by the Special Committee if it did not independently analyze the fairness of these transactions. However, in that case the board must expressly adopt both the analyses and conclusions. Please revise.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

       If you have any questions please contact me at (202) 942-2903.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions